UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2021

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Norway: TotalEnergies, Iberdrola and Norsk Havvind join forces for offshore wind development (November 3, 2021)

Exhibit 99.2	Republic of the Congo: The Planting of More than One Million Trees Begins on the Batéké Plateaux (November 8, 2021)

Exhibit 99.3	Renaud Lions Is Appointed Senior Vice President, Investor Relations of TotalEnergies (November 8, 2021)

Exhibit 99.4	TotalEnergies Confirms its Commitment to Youth with a New Production School in Le Havre (November 8, 2021)

Exhibit 99.5	TotalEnergies and Daimler Truck AG Partner to Develop Hydrogen Ecosystem for Transportation in Europe (November 10, 2021)

Exhibit 99.6	Disclosure of Transactions in Own Shares (November 15, 2021)

Exhibit 99.7	Australia: TotalEnergies Inks Two Partnerships to Develop Natural Carbon Sinks (November 18, 2021)

Exhibit 99.8	TotalEnergies Partners with the Government of Suriname to Contribute to Preserve Forests as Carbon Sinks (November 19, 2021)

Exhibit 99.9	Disclosure of Transactions in Own Shares (November 22, 2021)

Exhibit 99.10	Libya: TotalEnergies strengthens its presence and implements its multi-energy strategy (November 23, 2021)

Exhibit 99.11	TotalEnergies Launches Its Largest Solar Power Plant in France (November 29, 2021)

Exhibit 99.12	Disclosure of Transactions in Own Shares (November 29, 2021)

Exhibit 99.13	United States: TotalEnergies and Clean Energy Launch the Construction of their First Biogas Unit (November 30, 2021)

Exhibit 99.14	Taiwan: production start-up of the Yunlin offshore wind farm (November 30, 2021)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: December 1, 2021	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer